Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Files Shelf Prospectus

Toronto, Ontario (December 22, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), announced today that it has filed a preliminary short form shelf prospectus with securities regulatory authorities in Canada and a corresponding registration statement with the United States Securities and Exchange Commission on Form F-10. Once the prospectus is cleared and the shelf registration statement becomes effective, these filings would, subject to securities regulatory requirements, provide for the potential offering of up to an aggregate of US$100 million of the Company’s common shares, debt securities and warrants from time to time in one or more offerings over the next 25 months. This shelf prospectus is intended to give Vasogen the flexibility to take advantage of financing opportunities when market conditions are favorable to the Company. The terms of such future offerings, if any, would be established at the time of such offering. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be provided.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective.

A copy of the shelf prospectus may be obtained from Paul J. Van Damme, Vice President, Finance and Chief Financial Officer.

About Vasogen

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in the final stages of two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient phase III SIMPADICO trial, which was closed out early in August 2005, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The 2,400-

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patient phase III ACCLAIM trial is a 176-center international study that is designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.